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                                                                      EXHIBIT 1

                   [Letterhead of Bankgesellschaft Berlin AG]


                                                           May 12, 1998

Board of Directors
The Growth Fund of Spain, Inc.
222 South Riverside Plaza
Chicago, IL 60606
USA

Dear Sirs:

         Bankgesellschaft Berlin AG is a large shareholder in the Growth Fund of Spain (GSP) with 1,877,800 shares (11.35%).

         We have discussed in great detail the proposed merger of GSP with the Scudder Spain and Portugal Fund (IBF) with Messrs. Melville and Sell. Although the arguments from Scudder Kemper may apply to some investors, they do not address our concerns sufficiently and we will vote against the proposal for GSP to merge with the Scudder Spain and Portugal fund with an eventual redemption offer.

         On December 3, 1997, a press release was issued stating that Scudder was requested to "recommend various proposals...to enable shareholders of the Fund to elect to receive the net asset value of the Fund's holdings." The proposal which you have approved might allow shareholders to redeem their investment at net asset value (NAV) depending on a long list of requirements to include IRS rulings (which may not be received) and with restrictions with regard to the amount of shares in total which may be redeemed. If the redemption is oversubscribed and therefore canceled because more than 75% of shareholders of either fund want to receive NAV on their investment (more than necessary to approve an open-ending vote), there is no definitive commitment to allow shareholders to receive NAV.

         On December 11, 1997, a press release was issued stating "The Board recognizes that a substantial number of shareholders of the Fund have expressed support for the Bank's platform and is committed to work diligently with the Bank's nominees in reducing or eliminating the discount from NAV." Based upon the 6-2 vote on the proposal, it does not appear that this was successful.

         We are disappointed that you are submitting a proposal to shareholders which does not appear to have a chance to succeed and which will cost shareholders a significant amount of money.

/s/ Serge Demoliere     /s/ Dirk Kipp


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